

January 26, 2011

Sudhir Agrawal
President and Chief Executive Officer
Idera Pharmaceuticals, Inc.
167 Sidney Street
Cambridge, Massachusetts 02139

Re: **Idera Pharmaceuticals, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 10, 2010
    Proxy Statement on Schedule 14A
    Filed April 29, 2010
    File Number: 001-31918

Dear Mr. Agrawal:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director